P.E. 2/1/02

1-13918

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For: February 1, 2002

ALBERTA ENERGY COMPANY LTD.
(Translation of registrant's name into English)

3900, 421 - 7th Avenue S.W.

Calgary, Alberta, Canada T2P 4K9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ________ Form 40-F: ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A .

Exhibit Index is on page 3 of 5

CRG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA ENERGY COMPANY LTD.
(Registrant)

By: L H Mackid

Name: Linda H. Mackid
Title: Assistant Corporate Secretary

Date: February 1, 2002

Form 6-K Exhibit Index

Exhibit 1

AEC

ALBERTA ENERGY COMPANY LTD.
3900, 421 – 7th Avenue SW
Calgary, Alberta, Canada T2P 4K9
Phone: 403-266-8111
Fax: 403-266-8154
www.aec.ca

February 1, 2002

To: Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
New Brunswick Office of the Administrator of Securities
Nova Scotia Securities Commission
Newfoundland Department of Government Services
and Lands, Securities Division
Prince Edward Island, Director of Corporations, Securities Division
Northwest Territories, Registrar of Securities
Nunavut Territory, Registrar of Securities
Yukon Territory, Registrar of Securities

And to: The Toronto Stock Exchange
New York Stock Exchange, Inc.

Re: **Alberta Energy Company Ltd.**
Notice of Special Meeting of Shareholders and Optionholders
and Notice of Record Date

We advise the following with respect to the upcoming Meeting of Shareholders and Optionholders of Alberta Energy Company Ltd.

1. Meeting Type....................Special
2. Security Description of Voting Issue..........Common Shares and Stock Options
3. CUSIP Number....................012873 10 5
4. Record Date....................Wednesday, February 27, 2002
5. Meeting Date....................Thursday, April 4, 2002
6. Meeting Location....................TELUS Convention Centre
Calgary, Alberta

Per: *"Brian C. Ferguson"*
Vice-President, Corporate Communications
& Corporate Secretary